Exhibit 99.1

BASF and Evogene announce multiyear collaboration for the
development of novel insecticides

The collaboration achieved its first milestone

Ludwigshafen, Germany and Rehovot, Israel – May 29, 2018 – BASF, one of the world’s leading chemical companies, and Evogene Ltd. (NASDAQ, TASE: EVGN), a leading biotechnology company developing novel products for life science markets, announced today a new collaboration focusing on the development of novel insecticides based on new binding areas (Site-of-Action or ‘SoA’) on key insecticidal target proteins. The parties also announced that the collaboration achieved its first project milestone, with the joint nomination of a set of novel SoAs, discovered by Evogene that will advance to the discovery phase of relevant bioactive compounds.

In the initial phase of the collaboration, using their strong background in computational methods, Evogene has developed a smart process to identify potential novel compounds that act on new proteins and binding sites.

“Insecticides are essential for controlling insect damage and infestations that affect public health and increase the quality and quantity of crops. I am excited that we have achieved our first milestone towards the discovery and development of new insecticides,” said Eran Kosover, Executive Vice President and General Manager of the Ag-Chemicals division at Evogene Ltd. “This marks an important step in establishing Evogene's Ag-Chemicals division entry into Insecticides, and an important extension of our relationship with BASF, a world leader in agricultural solutions.”

“Finding effective chemistries that have increased selectivity between harmful insects and non-target species is one of the main innovation drivers in our industry,” said Harold Bastiaans, Vice President Global R&D Insecticides, BASF Crop Protection. “Evogene’s technology platform, in combination with our leading expertise in research and development of new active ingredients, will allow us to speed up the discovery of novel, effective and safe solutions for our customers.”

In the next phase of this collaboration, Evogene will utilize its Computational Predictive Biology (CPB) platform for the discovery of the relevant chemistry to address the new SoAs. Compounds discovered by Evogene will then enter BASF’s insecticide discovery platform for insect efficacy screening and testing to determine the chemistry’s ability to modulate the respective target proteins.

Ofer Haviv, Evogene's President and CEO stated: “We are very proud to announce this additional collaboration with BASF. We believe this collaboration has the potential to bring to market new insecticides that will provide much needed solutions for farmers. Furthermore, this collaboration and the results achieved demonstrate the predictive capabilities of Evogene’s CPB platform. We are confident that this collaboration will lead to new products for a sustainable future.”

The financial terms of the collaboration have not been disclosed.

About BASF’s Crop Protection division:
With a rapidly growing population, the world is increasingly dependent on our ability to develop and maintain sustainable agriculture and healthy environments. BASF’s Crop Protection division works with farmers, agricultural professionals, pest management experts and others to help make this possible. With their cooperation, BASF is able to sustain an active R&D pipeline, an innovative portfolio of products and services, and teams of experts in the lab and in the field to support customers in making their businesses succeed. In 2017, BASF’s Crop Protection division generated sales of €5.7 billion. For more information, please visit us at www.agriculture.basf.com or on any of our social media channels.

About Evogene:
Evogene (NASDAQ, TASE: EVGN) is a leading biotechnology company developing novel products for major life science markets through the use of a unique predictive biology platform incorporating deep scientific understandings and advanced computational technologies. This platform is utilized by the Company to discover and develop innovative ag-chemical, ag-biological and ag-seed products (GM and non GM), and by two subsidiaries; Evofuel, focused on castor seeds, and Biomica, focused on human microbiome therapeutics. Through its collaborations with world-leading agricultural companies such as BASF, Bayer, DuPont, Monsanto and Syngenta, Evogene has licensed genes, small molecules and microbes to partners under milestone and royalty bearing agreements. For more information, please visit www.evogene.com.

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact: BASF Jasmin Tortop (Germany) Tel. +49 621 60 28412 jasmin.tortop@basf.com	Evogene Nir Zalik (Israel) Tel. +972 8 931 1963 IR@evogene.com Vivian Cervantes PCG Investor Relations (USA) Tel.: +1 212-554-5482 vivian@pcgadvisory.com